February 11, 2025

James Condon
President
StratCap Digital Infrastructure REIT, Inc.
660 Steamboat Road, 1st Floor
Greenwich, CT 06830

        Re: StratCap Digital Infrastructure REIT, Inc.
            Amendment No. 1 to Registration Statement on Form S-11 Filed February 10, 2025
            File No. 333-284566
Dear James Condon:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2025, letter.

Amendment No. 1 to Registration Statement on Form S-11
NAV and NAV Per Share Calculation
December 31, 2024 NAV Per Share, page 176

1.     We note your response to our prior comment 2 and your revisions to note
(1) to the
       table on page 177. Please tell us and revise your filing to clarify if the amount for unamortized expense support repayment/O&O is receivable in a hypothetical liquidation.
 February 11, 2025
Page 2

        Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Heath D. Linsky, Esq.